Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three Months Ended March 31, 2021 and 2020	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2021 and December 31, 2020	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at March 31, 2021 and 2020	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Three Months Ended March 31, 2021 and 2020	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Comprehensive Income / (Loss) for the Three Months Ended March 31

		Three Months Ended March 31
	Notes	2021	2020
		(EUR’000)
Statement of Profit or Loss
Revenue	5	746	2,225
Research and development costs	7	(88,149)	(57,515)
Selling, general, and administrative expenses	7	(37,247)	(17,915)

Operating profit / (loss)		(124,650)	(73,205)
Share of profit / (loss) of associate		28,106	(1,515)
Finance income		34,430	11,773
Finance expenses		(869)	(447)

Profit / (loss) before tax		(62,983)	(63,394)
Tax on profit / (loss) for the period		191	77

Net profit / (loss) for the period		(62,792)	(63,317)

Attributable to owners of the Company		(62,792)	(63,317)

Basic and diluted earnings / (loss) per share		€(1.17)	€(1.32)
Number of shares used for calculation (basic and diluted) (1)		53,759,952	47,985,837

		(EUR’000)
Statement of Comprehensive Income
Net profit / (loss) for the period		(62,792)	(63,317)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		1,842	86

Other comprehensive income / (loss) for the period, net of tax		1,842	86

Total comprehensive income / (loss) for the period, net of tax		(60,950)	(63,231)

Attributable to owners of the Company		(60,950)	(63,231)

(1)

A total of 6,109,942 warrants outstanding as of March 31, 2021 can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 5,941,364 warrants outstanding as of March 31, 2020 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	March 31, 2021	December 31, 2020
		(EUR’000)
Assets
Non-current assets
Intangible assets		5,606	5,717
Property, plant and equipment		114,196	108,112
Investment in associate		50,035	9,176
Other receivables		1,779	1,375
Marketable securities	8	106,426	115,280

		278,042	239,660

Current assets
Trade receivables		60	387
Other receivables		7,183	6,957
Prepayments		15,322	13,994
Marketable securities	8	169,659	134,278
Cash and cash equivalents		495,047	584,517

		687,271	740,133

Total assets		965,313	979,793

Equity and liabilities
Equity
Share capital	9	7,228	7,217
Distributable equity		795,591	831,494

		802,819	838,711

Non-current liabilities
Lease liabilities	10	89,568	85,116
Other payables		—	3,162

		89,568	88,278

Current liabilities
Lease liabilities	10	6,913	6,859
Contract liabilities		254	363
Trade payables and accrued expenses		54,133	21,897
Other payables		11,253	23,384
Income taxes payable		373	301

		72,926	52,804

Total liabilities		162,494	141,082

Total equity and liabilities		965,313	979,793

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2021	7,217	1,728,747	(76)	133,101	(1,030,278)	838,711
Loss for the period	—	—	—	—	(62,792)	(62,792)
Other comprehensive income / (loss), net of tax	—	—	1,842	—	—	1,842

Total comprehensive income / (loss)	—	—	1,842	—	(62,792)	(60,950)

Transactions with Owners			—
Share-based payment (Note 7)	—	—	—	23,076	—	23,076
Capital increase	11	1,971	—	—	—	1,982
Cost of capital increase	—	—	—	—	—	—

Equity at March 31, 2021	7,228	1,730,718	1,766	156,177	(1,093,070)	802,819

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at January 1, 2020	6,443	1,122,097	(34)	79,931	(611,323)	597,114
Loss for the period	—	—	—	—	(63,317)	(63,317)
Other comprehensive income / (loss), net of tax	—	—	86	—	—	86

Total comprehensive income / (loss)	—	—	86	—	(63,317)	(63,231)

Transactions with Owners
Share-based payment (Note 7)	—	—	—	14,949	—	14,949
Capital increase	—	—	—	—	—	—
Cost of capital increase	—	—	—	—	—	—

Equity at March 31, 2020	6,443	1,122,097	52	94,880	(674,640)	548,832

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Three Months Ended March 31

	Three Months Ended March 31,
	2021	2020
	(EUR’000)
Operating activities
Net profit / (loss) for the period	(62,792)	(63,317)
Reversal of finance income	(34,430)	(11,773)
Reversal of finance expenses	869	447
Reversal of tax charge	(191)	(77)
Adjustments for non-cash items:
Reversal of non-cash consideration relating to revenue	(577)	(1,202)
Reversal of share of profit / (loss) of associate	(28,106)	1,515
Share-based payment	23,076	14,949
Depreciation	3,603	1,993
Amortization	111	—
Changes in working capital:
Receivables	110	797
Prepayments	(1,329)	(2,537)
Contract liabilities (deferred income)	(109)	(515)
Trade payables, accrued expenses and other payables	17,573	(8,872)

Cash flows generated from / (used in) operations	(82,192)	(68,592)
Interest received	975	1,455
Interest paid	(374)	(367)
Income taxes received / (paid)	(28)	718

Cash flows from / (used in) operating activities	(81,619)	(66,786)

Investing activities
Investment in associate	(10,187)	—
Acquisition of property, plant and equipment	(4,025)	(6,141)
Development expenditures (software)	(530)	—
Purchase of marketable securities	(39,444)	—
Settlement of marketable securities	24,069	—

Cash flows from / (used in) investing activities	(30,117)	(6,141)

Financing activities
Payment of lease liabilities	(1,962)	(1,117)
Capital increase	1,982	—

Cash flows from / (used in) financing activities	20	(1,117)

Increase / (decrease) in cash and cash equivalents	(111,716)	(74,044)

Cash and cash equivalents at January 1	584,517	598,106
Effect of exchange rate changes on balances held in foreign currencies	22,246	10,319

Cash and cash equivalents at March 31	495,047	534,381

Cash and cash equivalents include:
Bank deposits	495,047	216,925
Short-term marketable securities	—	317,456

Cash and cash equivalents at March 31	495,047	534,381

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 27, 2021.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2020.

The preparation of financial statements in conformity with IFRS requires the use of certain significant accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

New and Amended IFRS Standards Adopted by the Company

Several new amendments and interpretations became applicable for the current reporting period, but do not have an impact on the accounting policies applied by the Company.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3—Significant Accounting Judgements, Estimates and Assumptions

In the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Judgements and estimates applied are based on historical experience and other factors that are relevant, and which are available at the reporting date. Uncertainty concerning judgements and estimates could result in outcomes, that require a material adjustment to assets and liabilities in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. While the application of significant accounting estimates is subject to material estimation uncertainties, management’s ongoing revisions of significant accounting estimates have not revealed any material impact in the interim statements of profit or loss for any of the periods presented.

The unaudited condensed consolidated interim financial statements do not include all disclosures for significant accounting judgements, estimates and assumptions, that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020.

Significant judgements made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payment, internally generated intangible assets related to drug development, classification of collaboration agreements and recognition principles related to pre-launch inventories. For the three months ended March 31, 2021, the Company has for the first time, in connection with determining the grant date fair value of warrants and accordingly, warrant compensation costs, applied its own share price as input for expected volatility. Details are provided in section “Warrant Compensation Costs”. Until December 31, 2020, the expected volatility was calculated using a simple average of daily historical data of comparable publicly traded companies, as the Company did not have sufficient data for the volatility of the Company’s own share price.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition and measurement of accruals and prepayments for manufacturing and clinical trial activities.

There have been no other changes to the application of significant accounting judgments, or estimation uncertainties regarding accounting estimates.

Warrant Compensation Costs

IFRS 2, “Share-Based Payment” requires an entity to reflect in its consolidated statement of profit or loss and financial position, the effects of share-based payment transactions. Warrant compensation costs are recognized over the vesting period as research and development costs or selling, general and administrative expenses, as appropriate, based on management’s best estimate of the number of warrants that will ultimately vest, which is subject to uncertainty.

Warrant compensation costs are measured according to the grant date fair values of the warrants granted. Estimating fair values requires the Company to apply generally accepted valuation models and apply these models consistently according to the terms and conditions of the specific warrant program. Under all warrant programs, the Black-Scholes option-pricing model has been applied to determine the fair value of warrants granted. Subjective judgements and assumptions, which are subject to estimation uncertainties, need to be exercised in determining the appropriate input to the valuation model. These inputs include expected volatility of the Company’s share price for a historic period equaling the expected lifetime of the warrants, reflecting the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. For the three months ended March 31, 2021, the expected volatility has been calculated using the Company’s own share price.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4—Significant Events in the Reporting Period

Impact from COVID-19 pandemic

A novel strain of coronavirus, (“COVID-19”) was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries where we are operating, where we have planned or have ongoing clinical trials, and where we rely on third-parties to manufacture preclinical and clinical supplies, as well as commercial supply.

We monitor these risks closely, and work with relevant stakeholders to avoid disruptions, and to develop and establish working measures. However, while COVID-19 continues to impact global societies, the uncertainty related to the duration and direction of the pandemic makes the future impact from COVID-19, including the magnitude of any impact on our operational results, highly uncertain and unpredictable. At the reporting date, COVID-19 did not have a direct impact on the interim financial statements.

VISEN Pharmaceuticals Investment

On January 8, 2021, the Company entered into an equity investment of $12.5 million in its associate, VISEN Pharmaceuticals, or VISEN, as part of VISEN’s $150 million Series B financing. Following VISEN’s Series B financing, the Company retains approximately 44% of VISEN’s issued and outstanding shares. As a result, the Company has recognized a non-cash gain in the first quarter of 2021 of €42.3 million, which is presented as part of “Share of profit / (loss) of associate” in the interim statement of profit or loss. The Series B financing has not changed the Company’s accounting treatment of VISEN.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5—Revenue

The Company’s revenue is primarily generated from three license agreements, which were entered into in 2018. The licenses grant VISEN exclusive rights to develop and commercialize TransCon hGH, TransCon PTH and TransCon CNP in Greater China. As consideration for the granting of such rights, the Company has received up-front, non-refundable, non-cash consideration of $40.0 million in the form of 50% ownership in VISEN. At the reporting date, the Company retains approximately 44% of VISEN’s issued and outstanding shares.

Consideration received is recognized partly as license revenue, and partly as rendering of services over time. In addition to granting exclusive rights, the Company will provide clinical trial supply and development services to VISEN.

	Three Months ended March 31,
	2021	2020
	(EUR’000)
Revenue from external customers
Revenue from the rendering of services (recognized over time)	169	1,312
Sale of clinical supply (recognized at a point in time)	—	246
“Right-to-use” licenses (recognized at a point in time)	577	667

Total revenue (1)	746	2,225

Attributable to
VISEN Pharmaceuticals	637	2,225
Other collaboration partners	109	—

Total revenue	746	2,225

Revenue by geographical location
North America	686	667
China	60	1,558

Total revenue	746	2,225

(1)

For the three months ended March 31, 2021 and 2020, “Total revenue” includes recognition of previously deferred revenue/internal profit from associate of €577 thousand and €1,202 thousand, respectively.

Note 6—Segment Information

The Company is managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, no additional information on business segments or geographical areas is disclosed.

Note 7—Warrants and Share-based Payment

Share-based Payment

Ascendis Pharma A/S has established warrant programs and equity-settled share-based payment transactions, as an incentive for all its employees, members of its Board of Directors and select external consultants.

Warrants are granted by the Company’s Board of Directors in accordance with authorizations given to it by the shareholders of the Company. As of March 31, 2021, 10,944,778 warrants have been granted, of which 19,580 warrants have been cancelled, 4,255,638 warrants have been exercised, 2,168 warrants have expired without being exercised, and 557,450 warrants have been forfeited. As of March 31, 2021, the Company’s Board of Directors was authorized to grant up to 682,509 additional warrants to employees, board members and select consultants without preemptive subscription rights for the shareholders of the Company. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of the Company’s ordinary shares at the time of grant as determined by the Company’s Board of Directors. The exercise prices of outstanding warrants under the Company’s warrant programs range from €6.48 to €145.5 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrant Activity

The following table specifies the warrant activity during the three months ended March 31, 2021.

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2021	6,148,004	69.97

Granted during the period	80,060	132.10
Exercised during the period	(78,993)	25.96
Forfeited during the period	(39,129)	108.59
Expired during the period	—	—

Outstanding at March 31, 2021	6,109,942	71.10

Vested at March 31, 2021	3,285,203	42.20

Warrant Compensation Costs

Warrant compensation costs are determined with a basis in the grant date fair value of the warrants granted and recognized over the vesting period as research and development costs or as selling, general and administrative expenses. For the three months ended March 31, 2021 and 2020, warrant compensation costs recognized in the interim statement of profit or loss was €23,076 thousand and €14,949 thousand, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8—Marketable Securities

Marketable securities are measured at amortized cost, and fair values are determined based on quoted market prices (Level 1 in the fair value hierarchy).

The composition of the portfolio is specified in the following table.

	March 31, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR’000)
Marketable securities
U.S. Treasury bills	35,613	35,616	46,243	46,245
U.S. Government bonds	73,550	73,569	62,088	62,101
Commercial papers	11,081	11,081	10,583	10,581
Corporate bonds	141,781	141,656	121,282	121,234
Agency bonds	14,060	14,067	9,362	9,369

Total marketable securities	276,085	275,989	249,558	249,530

Classified based on maturity profile
Non-current assets	106,426	106,361	115,280	115,277
Current assets	169,659	169,628	134,278	134,253

Total marketable securities	276,085	275,989	249,558	249,530

Specified by rate structure
Fixed rate	210,947	210,859	175,757	175,732
Floating rate	18,443	18,433	16,975	16,972
Zero-coupon	46,695	46,697	56,826	58,826

Total marketable securities	276,085	275,989	249,558	249,530

Specified by investment grade credit rating
Prime	8,028	8,026	7,716	7,714
High grade	148,813	148,844	142,339	142,352
Medium grade	119,244	119,119	99,503	99,464

Total marketable securities	276,085	275,989	249,558	249,530

The Company’s marketable securities are all denominated in U.S. Dollars. At March 31, 2021, the portfolio has a weighted average duration of 5.8 and 17.2 months, for current and non-current positions, respectively. The entire portfolio has a weighted average duration of 10.2 months.

All marketable securities have investment grade ratings, and accordingly, the risk from probability of default is low. The risk of expected credit loss over marketable securities has been considered, including the hypothetical impact arising from the probability of default which is considered in conjunction with the expected loss given default from securities with similar credit ratings and attributes. This assessment did not reveal a material expected credit loss, and accordingly, no provision for expected credit loss has been recognized.

Note 9—Share Capital

The share capital of Ascendis Pharma A/S consists of 53,829,379 outstanding shares at a nominal value of DKK 1, all in the same share class.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 10 —Lease Liabilities

The Company primarily leases office and laboratory facilities. Lease arrangements contain a range of different terms and conditions and are typically entered into for fixed periods. Generally, the lease terms are determined according to the non-cancellable period and are between two and eleven years. In addition, in order to improve flexibility to the Company’s operations, lease terms may provide the Company with options to extend the lease, or terminate the lease within the enforceable lease term. In the Company’s current lease portfolio, extension and termination options range between two to ten years, in addition to the non-cancellable period.

Maturity analysis for lease liabilities recognized in the statements of financial position at March 31, 2021 is specified below.

	< 1 year	1-5 years	>5 years	Total contractual cash-flows	Carrying amount
	(EUR’000)
March 31, 2021

Lease liabilities	7,024	42,525	69,057	118,606	96,481

Note 11—Subsequent Events

No events have occurred after the reporting date that would influence the evaluation of these unaudited condensed consolidated interim financial statements.